Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

Talking points	Internal

Talking Points: UBS launches exchange offer to establish a new group holding company

29 September 2014

What should this document be used for? This document supports client advisors in conversations with clients (who may also be shareholders) who approach UBS with questions about the exchange offer.

Terminology

For the sake of clarity and to avoid any misunderstandings, the following terminology is used in this document when referring to “UBS”:

•	General reference to the whole UBS group: UBS, the group
•	Reference to the current parent company / the current listed entity: UBS AG
•	Reference to the new holding company / the expected future listed entity: UBS Group AG

What is new?

With the publication of its first-quarter results in May 2014, UBS announced its intention to establish a new group holding company through a share-for-share exchange offer to be launched in the second half of 2014. UBS is now going ahead with this plan. With our second-quarter results UBS provided an overview of the expected timeframe and process for the exchange offer, now the detailed timeline and the terms and conditions of the offer have been published.

The announcement in a nutshell

On 29 September 2014, UBS announced the launch of a share-for-share exchange offer in order to establish a new group holding company, UBS Group AG. UBS Group AG is offering to acquire all shares of UBS AG in exchange for UBS Group AG shares on a one-to-one basis. The initial acceptance period of the offer is expected to commence on 14 October 2014 and to end on 11 November 2014. The UBS Group AG shares will carry the same voting and economic rights as the UBS AG shares. Upon successful completion of the transaction, UBS Group AG will become the holding company for UBS AG and its subsidiaries. Application will be made to list the UBS Group AG shares on the SIX Swiss Exchange and the New York Stock Exchange, and the UBS AG shares are in turn expected to be delisted. If the exchange offer is successful and the squeeze-out is completed, a supplementary capital return of at least CHF 0.25 per share is expected to be proposed to share-holders of UBS Group AG.

Background

The establishment of a holding company is a significant step in a series of envisaged changes to UBS’s legal structure that are intended to substantially improve the resolvability of the group in response to evolving industry-wide “too-big-to-fail” requirements. UBS anticipates that these measures will allow the group to qualify for a capital rebate under the Swiss “too-big-to-fail” regime, which would result in lower overall capital requirements for the group. After the setup of the holding company, further anticipated changes extending into 2016 include the establishment of a banking subsidiary in Switzerland that is expected to encompass the Retail & Corporate business division as well as the Swiss-booked wealth management businesses. The changes to UBS’s legal structure are not expected to affect our strategy, business model or how we serve our clients. Our business continues to be managed predominantly along business divisions. UBS has started early to address evolving regulatory developments, and with its focused business strategy, and the quality and strength of its capital, it is well positioned to execute its plans.

More information

More information is available on the intranet under goto/tbtf

Talking Points

•	As you might have seen, over the last few months UBS has announced a series of measures to address evolving “too-big-to-fail” requirements that regulators across the globe have been developing since the financial crisis. As a significant step on this path, UBS announced in May this year its intention to establish a new holding company, and we are now going ahead with this plan.
•	The UBS Board of Directors unanimously recommends acceptance of the offer
•	With the establishment of a holding company, along with other envisaged changes to our legal structure, we intend to provide for a better resolvability of UBS in case of a very severe crisis. We anticipate that the implementation of such measures will allow the group to qualify for a capital rebate under the Swiss “too-big-to-fail” requirements.
•	For you as a client, the implementation of a group holding company does not affect your relationship with UBS, UBS’s strategy, our business model or the way we serve our clients.
•	If / since you are a shareholder of UBS, you will, subject to any applicable legal restrictions, be offered the chance to exchange your UBS AG shares into shares of the future holding company, UBS Group AG. The UBS Group AG shares will carry the same voting and economic rights as the UBS AG shares.
•	The exchange will take place on a one-to-one basis, which means that if the offer is completed, you will receive an equal amount of UBS Group AG shares for the UBS AG shares you hold if you accept the offer. Following successful completion of the transaction including any squeeze-out process, a supplementary capital return of at least CHF 0.25 per share is expected to be proposed to shareholders of UBS Group AG.
•	Upon successful completion of the transaction, we expect the new UBS Group AG shares to be listed, and the UBS AG shares to be delisted.
•	If you are a registered shareholder you will receive a letter with further information. The prospectus is available under www.ubs.com/exchangeoffer. The initial acceptance period of the offer is expected to commence on 14 October and to end on 11 November 2014. Please do not hesitate to call me if you have questions in connection with the offer.

Frequently Asked Questions

What is the offer price I will get for my UBS AG shares if I accept the offer?

An “offer price” does not exist. It is an exchange offer with a one-to-one ratio, so for each tendered UBS AG share you will receive a new share of UBS Group AG.

What happens if I don’t do anything / don’t accept the offer?

For details on the potential consequences of a decision not to tender your UBS AG shares, please refer to the offer prospectus. However, you may wish to take the following into consideration:

–	The market for UBS AG shares will be less liquid following completion of the exchange offer, and the value of any retained UBS AG shares may be lower or fluctuate more widely following completion of the exchange offer.
–	If UBS Group AG holds more than 90% of the voting rights of UBS AG, it expects to squeeze out the remaining shareholders of UBS AG, who will then also receive shares of UBS Group AG.
–	UBS AG may change its dividend policy following completion of the exchange offer, and remaining holders of UBS AG shares may receive lower or less frequent dividends than in the past or compared to dividends paid on UBS Group AG shares.
–	Following the completion of the exchange offer, UBS Group AG intends to apply for the delisting of UBS AG shares in accordance with the listing rules of SIX and NYSE.

What is the recommendation of the Board of Directors?

The board of UBS AG unanimously recommends UBS shareholders to accept the offer. The considerations of the board are described in the offer prospectus.

Where can I find the offer documents?

Swiss Offer Prospectus:

The full Swiss Offer Prospectus (in German, French and English) can be obtained without delay and free of charge from UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich (telephone: +41 (0)44 239 47 03, telefax: +41 (0)44 239 69 14, e-mail: swiss-prospectus@ubs.com).

This Offer Prospectus can also be found at www.ubs.com/exchangeoffer.

EU Offer Prospectus:

The documents in respect of the offer in selected member states of the EU are expected to be published on or around 30 September 2014 and will also be made available at www.ubs.com/exchangeoffer.

US Offer Prospectus:

The documents in respect of the offer in the US can be obtained without delay at www.ubs.com/exchangeoffer. Any questions or requests for assistance, and any requests for additional copies of the offer to exchange/prospectus, the letter of transmittal, the acceptance form and related offer materials may be directed to the US information agent for the U.S. offer or the dealer-manager for the US offer using the telephone number and address listed below. Holders may also contact their local broker, commercial bank, trust company or nominee for assistance concerning the exchange offer.

The U.S. Information Agent for the U.S. Offer is: Georgeson

(+1 (888) 613-9817)

The Dealer-Manager for the U.S. Offer is: UBS Securities LLC;

1285 Avenue of the Americas; New York, NY 10019

Attention: Liability Management Group

Collect: +1 (203) 719-4210

Toll free: +1 (888) 719-4210

Why are there different offers in Switzerland, the EU and the US? How do they differ?

Due to applicable laws and regulations, separate offer documents have been prepared for Switzerland, the EU and the US. Terms and conditions of the offer are the same in all material respects in all applicable jurisdictions.

What are the essential conditions of the offer?

The completion of the exchange offer is subject to a number of customary conditions, including that at least 90% of all UBS AG shares issued have been tendered by the end of the initial acceptance period.

How can I tender my shares if I am a shareholder located in a jurisdiction other than Switzerland, EU and the US?

The exchange offer is being made available to the public solely within Switzerland, the United States and selected member states of the European Union, as well as in a limited number of other jurisdictions in transactions not involving a public offering. UBS Group has only taken action to make the exchange offer available in these countries, and you may only tender in one of these jurisdictions and, if applicable, only if you meet all applicable conditions for doing so. Assuming the relevant threshold (>90%) of UBS AG shares are acquired in the offering, all UBS AG shares that remain outstanding will be replaced by UBS Group AG shares pursuant to the squeeze-out.

What is the indicative timeline of the offer?

(please look at the table “Timeline of the offer”)

Indicative timeline
29 September 2014	Publication of Swiss offer prospectus
29 September 2014	Publication of US offer to exchange / prospectus for the offer
30 September 2014	Publication of EU offer prospectus
14 October 2014	Start of initial acceptance period of the offer; opening of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system
11 November 2014	End of initial acceptance period of the offer (4:00 pm CET)*
12 November 2014	Publication of preliminary interim results of the offer (via media release)*
17 November 2014	Publication of definitive interim results of the offer (via media release and print media)*
17 November 2014	Start of additional acceptance period of the offer*
19 November 2014	First settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the initial acceptance period*
19 November 2014	Listing and first trading day of UBS Group AG shares on SIX and NYSE, and replacement of UBS AG with UBS Group AG in the SPI and SMI*
1 December 2014	End of additional acceptance period of the offer (4:00 pm CET)*; close of separate trading line on SIX for tendered UBS AG shares held in the SIS settlement system*
2 December 2014	Publication of preliminary final results of the offer (via media release)*
5 December 2014	Publication of definitive final results of the offer (via media release and print media)*
9 December 2014	Second settlement: delivery of the new UBS Group AG shares for the UBS AG shares tendered during the additional acceptance period*

* Subject to a potential extension of the offer period

Disclaimer

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this except on the basis of information contained in the applicable prospectus to be approved by the Central Bank of Ireland and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom (each, an “EU Prospectus”). A copy of the EU Prospectuses in the English language will be available at [www.ubs.com/exchangeoffer].

Important Notices

The exchange offer described herein will be addressed to UBS’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the applicable prospectus to be approved by the Central Bank of Ireland (each, an “EU Prospectus”) and published in connection with the public offering of shares of UBS Group AG in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and UBS Group AG have filed and will file materials relevant to the U.S. exchange offer with the SEC. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT FILED OR TO BE FILED WITH THE SEC BY UBS AG AND UBS GROUP AG IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

INVESTORS LOCATED IN THE UNITED STATES WILL BE ABLE TO OBTAIN A FREE COPY OF SUCH FILINGS WITHOUT CHARGE, AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the applicable EU Prospectus (from the time such EU Prospectus is approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;
•

to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “anticipate,” “believe,” “expect,” “guidance,” “intend,” “outlook,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for UBS AG and for UBS Group AG following completion of the exchange offer; management’s outlook for financial performance of UBS AG and its subsidiaries (the “Group”) and statements relating to the anticipated effect of transactions and strategic initiatives on the Group’s business and future development are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including (1) the degree to which the Group is successful in executing its announced strategic plans, including its efficiency initiatives and the planned further reduction in Basel III risk-weighted assets (RWA) and leverage ratio denominator; (2) developments in the markets in which the Group operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of its clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (4) changes in or the implementation of financial legislation and regulation in Switzerland, the U.S., the U.K. and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (5) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (“FINMA”) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS AG and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (6) the degree to which UBS AG is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the Group (including the exchange offer), a U.S. intermediate holding company, changes in the operating model of UBS Limited and other changes which the Group may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (7) changes in the Group’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect its ability to compete in certain lines of business; (8) the liability to which UBS AG and its subsidiaries may be exposed, or possible constraints or sanctions that regulatory authorities might impose on them, due to litigation, contractual claims and regulatory investigations; (9) the effects on the Group’s cross-border banking business of tax or regulatory developments and of possible changes in the Group’s policies and practices relating to this business; (10) the Group‘s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (11) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters;